Exhibit 99.1

PRESS RELEASE

THERESA FROEHLICH APPOINTED TO THE BOARD OF ASPEN INSURANCE HOLDINGS LIMITED

HAMILTON, Bermuda – June 11, 2020 – Aspen Insurance Holdings Limited (“Aspen” or the “Company”) announced today that Theresa Froehlich has been appointed to its Board as a Non Executive Director.

The appointment is in addition to Ms Froehlich’s roles as Chair of Aspen Insurance UK Limited (AIUK) and non-executive director of AIUK and Aspen Managing Agency Limited (AMAL).

Theresa Froehlich held senior executive roles at Lloyd’s of London from 2010 to 2016 including Interim Director, Performance Management, where she had responsibility for all commercial aspects of oversight of the market and setting underwriting standards, and Head of Underwriting Performance. Prior to this, she also held roles at Swiss Re, including Head of Transactions UK, Admin Re, and Head of Strategic Initiatives.

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, commented: “I am delighted that Theresa is joining the Aspen Board. Since she joined the Boards of AIUK and AMAL she has brought her expertise and insight to bear and has been a valuable asset to our strong team of directors. I look forward to working with her in this additional role.”

Aspen today also announced that Bruce Eisler has been appointed Chief Underwriting Officer of Aspen Insurance, succeeding David Cohen who has left the Company. Mr. Eisler has also been appointed Chief Executive Officer Aspen U.S. Richard Milner, who joined the Company in February 2020 as Senior Managing Director, Aspen Re International, has been appointed Chief Executive Officer of Aspen UK, subject to regulatory approval. Christian Dunleavy remains in his role as Chief Underwriting Officer, Aspen Re and Chief Executive Officer of Aspen Bermuda.

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About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2019, Aspen reported $12.6 billion in total assets, $7.0 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC, an “A” (“Excellent”) by A.M. Best Company Inc. and an “A2” by Moody’s Investors Service, Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2019, each of which is incorporated herein by reference.

For further information:
Media
Peter Krinks Senior Group Communications Manager
peter.krinks@aspen.co
+44 (0)20 7184 8544